January 18, 2012	Stephen L. Palmer D 617.951.9211 F 617.951.9019
Via EDGAR and Hand Delivery	stephen.palmer@klgates.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Anne Nguyen Parker, Branch Chief

Re:	Annie’s Inc.

Registration Statement on Form S-1

Filed December 1, 2011

File No. 333-178270

Ladies and Gentlemen:

On behalf of Annie’s, Inc., a Delaware corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments of the Staff set forth in the Staff’s letter of December 28, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 as filed with the Commission on December 1, 2011 (the “Registration Statement”). We have set forth the Company’s responses below and are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) simultaneously with this letter. All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.

The changes reflected in Amendment No. 1 include, as applicable, those made in response to the comments of the Staff set forth in the Comment Letter. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein. Such changes primarily reflect (i) the inclusion of certain exhibits to the Registration Statement, including those filed in redacted form as submitted to the Staff in connection with the Company’s confidential treatment request dated January 5, 2012 and (ii) the inclusion of inside cover graphics and artwork. For the convenience of the Staff and to facilitate further the Staff’s review of Amendment No. 1, the Company is supplementally providing with this letter (x) four copies of marked pages that highlight the Company’s revised disclosure in response to the Staff’s comments in the Comment Letter and (y) certain additional materials requested by the Staff in the Comment Letter, including those in response to Comment 8.

For reference purposes, the Staff’s comments are restated below, and the Company has numbered each of its responses to correspond with the comments in the Comment Letter.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

General

Comment 1.	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response 1.	The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it will endeavor to undertake the suggested actions for the convenience of the Staff and in order to comply with the Staff’s instructions.

Comment 2.	We note your statement in several places in the document that you will provide in subsequent amendments certain information, such as the terms of our capital stock, your certificate of incorporation and your bylaws. With each amendment, you should provide all required information, to the extent such information is determinable at the time of filing. We will defer the review of your future filings until such omitted disclosure is provided. Accordingly, please provide the missing information, or tell us why the information is not available at this time.

Response 2.	The Company supplementally advises the Staff that certain of such required information that is now determinable has been provided in Amendment No. 1. However, because the Company, its advisers and the representatives of the underwriters are in the process of determining certain other information, particularly relating to valuation and anticipated pricing, such information has not been included in Amendment No. 1. The Company acknowledges that the Staff will need sufficient time to review such required information when it is included in a future amendment to the Registration Statement.

Comment 3.	Please file all omitted exhibits. Once you file all the omitted items, including the legal opinion and any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we may have additional comments. In this regard, please provide us with an analysis as to whether you have and are required to file any agreements, such as a master agreement, with your two top customers, Target and Costco. Ensure that you allow sufficient time for your response to our review in each case.

Response 3.

The Company supplementally advises the Staff that Amendment No. 1 includes certain additional exhibits, including material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Specifically, the Company has

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

included in Amendment No. 1 exhibits 10.10 through 10.14, 10.16 through 10.22 and 10.24 through 10.26. Certain of such exhibits have been filed in redacted form as submitted to the Staff in connection with the Company’s confidential treatment request dated January 5, 2012. However, because the Company, its advisers and the representatives of the underwriters are in the process of preparing certain other exhibits, such other exhibits have not been included in Amendment No. 1. The Company acknowledges that the Staff will need sufficient time to review such information when it is included in a future amendment to the Registration Statement, and the Company will file any additional required exhibits as soon as possible to enable the Staff to review them before the Company requests acceleration of the effective date of the Registration Statement.

With respect to Costco and Target, the Company supplementally advises the Staff that the Company is not party to a master or other agreement with either customer. Rather, in the ordinary course of its business, the Company has completed: (i) Target’s on-line vendor qualification; and (ii) Costco’s vendor registration. In addition, the Company has agreed to certain pricing and allowance terms and made certain commitments to undertake vendor demonstrations with each customer.

Comment 4.	Please advise us regarding the status of your application to have the New York Stock Exchange list your common stock, and provide updated disclosure as appropriate.

Response 4.	The Company supplementally advises the Staff that it has received clearance from the New York Stock Exchange, or NYSE, to submit its original listing application. Such application is in process, and the Company intends to file it with the NYSE as soon as practicable. The Company will update its disclosure in future filings as appropriate.

Comment 5.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

Response 5.	The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it will ensure that prior to effectiveness the Staff receives a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

Comment 6.	We note your statements on page i under the Table of Contents regarding the source of your market and industry data, and that some surveys were commissioned. Please tell us if any of the surveys were commissioned by you, and if so, please provide the consent of any third party that conducted the research.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Response 6.	The Company supplementally advises the Staff that, although its sources of data include certain studies commissioned from third parties, no such commissioned study is referred to in the Registration Statement when making statements about the Company or its market, industry or consumers. Such studies were commissioned by the Company in the course of its research and development efforts, and were not prepared in connection with the proposed offering. Each statement in the Registration Statement supported by a commissioned study represents a conclusion of management that is based only in part on such study. Accordingly, we respectfully submit that no third-party consent is necessary in connection with such studies.

Comment 7.	It appears that much of your market data, such as your “#1 market position,” your consumers’ preferences and characteristics, and the number of retail locations in which your products are sold are based on extrapolations of limited samplings that do not take into account all relevant factors. As such, in all places in your document where you discuss such data, please provide appropriate qualifying language to indicate that these are estimations or approximations or your belief, rather than definitive data results.

Response 7.	The Registration Statement has been revised in response to this comment and the Company respectfully directs the Staff to pages i and ii of Amendment No. 1, which clarifies the description of the sources for market and industry data to identify the statements based on such data. The Company included this disclosure to aid an investor in understanding the nature of the data used for certain conclusions stated in its business description. The Company respectfully submits that such data forms an appropriate and generally-accepted basis for the statements made in reliance thereon, and that such statements are often made by industry participants without the added disclosure about the nature of the data. Repetition of such disclosure everywhere the statements are made throughout the prospectus would be distracting, would make the conclusions derived from the data burdensome to read and would not enhance an investor’s understanding of the Company.

Comment 8.	Many statements in the prospectus require additional support. Please provide us with supplemental support for all these claims which appear at page 1, as well as the similar disclosure which appears throughout your document regarding these issues:

•	your “#1 natural and organic market position” in four product lines;

•	the tendency of your customers to be better-educated, be more health-conscious, spend more on food and buy higher margin items than the average consumer;

•	the position of the U.S. as the world’s largest organic food market, with sales of natural and organic foods exceeding $40 billion in 2010;

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

•

historical and projected growth rates and the belief that growth rates for the U.S. natural and organic food market have been, and will continue to be, higher than those for the overall U.S. food market;

•	consumers’ preference for natural and organic products;

•	the percentage of adults who purchased natural or organic foods once in 2010 and those who use organic products at least once a month; and

•

your products offer better profitability to retailers compared to conventional packaged foods and as a result, your brand is valuable to retailers in mainstream grocery, mass merchandiser and natural retailer channels.

In your response, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials.

Response 8.	In response to the Staff’s comment, we are providing supplemental materials in Appendix A, which is provided supplementally. We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained thereon, are non-public and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

Prospectus Summary, page 1

Comment 9.	Please disclose the percentage of your common stock that Solera will hold upon completion of this offering.

Response 9.	The Company supplementally advises the Staff that because the Company, its advisers and the representatives of the underwriters are in the process of determining the amount of common stock that will be offered by Solera in this offering, such information has not been included in Amendment No. 1. The Company acknowledges that it will provide such information in a future amendment to the Registration Statement and that the Staff will need sufficient time to review such information prior to declaring the Registration Statement effective.

Summary Consolidated Financial Data, page 7

Comment 10.	Though it appears related to your two-class capital structure as explained on page F-12, please explain in a footnote here and elsewhere outside of the financials why net income attributable to common stockholders is so much lower than net income.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Response 10.	The Registration Statement has been revised in response to this comment. See pages 7, 8, 34, 35, 36 and F-12 to F-13 of Amendment No. 1.

Risk Factors, page 11

Comment 11.	We note that goodwill represents nearly 50% of your total assets at September 30, 2011 and we note your acknowledgement of the importance of consumers’ perception of your brand and reputation. Supplementally tell us why you do not believe the potential for goodwill impairment to be a financial risk related to your business.

Response 11.	The Registration Statement has been revised to include a risk factor on page 20 of Amendment No. 1 in response to this comment.

Use of Proceeds, page 28

Comment 12.	Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. Present your use of proceeds information in tabular form to facilitate clarity. In that regard, it generally would be insufficient to indicate only that the proceeds will be used in the aggregate for “working capital and general corporate purposes.” Instead, provide necessary detail for each intended use. If you have no specific plan for a significant portion of the proceeds that you will retain, state this explicitly and explain why you are conducting this offering at this time. See Item 504 of Regulation S-K.

Response 12.	The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it will ensure that no later than when the Company discloses the anticipated price range for this offering, the Company will revise its use of proceeds disclosure and provide the estimated amounts the Company intends to allocate to each of the identified uses of proceeds in accordance with Item 504 of Regulation S-K, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

Comment 13.	Please revise your discussion of net sales for each period to provide additional detail separately quantifying the underlying causes of changes in net sales for each of your product categories. For example, your analysis of net sales for the six month period ended September 30, 2011 makes reference to “growth in the fruit snack business, the introduction of granola bars and growth in snack mixes,” but does not quantify the impact of each of these items on your financial statements. Your revised disclosure should also provide information regarding the impact of changes in prices, quantities sold, product mix (including the introduction of new products), and sales incentives. Refer to Item 303(a) of Regulation S-K and, for further guidance, Section III.D. of SEC Release 33-6835.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Response 13.	The Registration Statement has been revised in response to this comment. See pages 41 through 44 of Amendment No. 1.

Comment 14.	In connection with the preceding comment, we note that you have provided disclosure regarding changes in net sales by distribution channel. Please provide additional detail quantifying changes in net sales attributable to mainstream grocery stores, mass merchandisers, and natural retailers.

Response 14.	The Registration Statement has been revised in response to this comment. See pages 41 through 44 of Amendment No. 1.

Comment 15.	Please provide additional detail explaining the impact of changes in cost of sales on your gross profit for each period. Specifically, we note that you have made reference to the effect of causal factors such as cost reduction initiatives, but it appears that additional detail explaining and quantifying changes in cost of sales would allow an investor to better understand your business as a whole.

Response 15.	The Registration Statement has been revised in response to this comment. See pages 41 and 44 of Amendment No. 1.

Seasonality, page 44

Comment 16.	We note your disclosure stating that you typically experience greater net sales in your second and fourth fiscal quarters. In order to enhance an investor’s understanding, please provide additional disclosure explaining the impact of seasonality on your balance sheet (e.g., inventory, accounts receivable, etc).

Response 16.	The Registration Statement has been revised in response to this comment. See page 45 of Amendment No. 1.

Indebtedness, page 48

Comment 17.

We note the presentation in your filing of the non-GAAP measure “adjusted EBITDA” which is calculated as EBITDA plus loss from discontinued operations, loss from sale of discontinued operations, management fees, stock-based compensation, and change in the fair value of convertible preferred stock warrant liability. The disclosure per page 36 of your filing states that you are permitted to make these adjustments to calculate adjusted EBITDA in determining compliance with the covenants associated with your credit facility. Please tell us whether management considers this covenant to be a material term of your credit facility and whether information about this covenant is material to an investor’s understanding of your financial condition and/or liquidity. In addition, please tell us how you considered providing additional disclosure linking adjusted EBITDA

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

to the amount or limit required for compliance with the covenant and the reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. For additional guidance, refer to Question 102.09 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response 17.	The Registration Statement has been revised in response to this comment. See pages 9 and 36 of Amendment No. 1.

Comment 18.	In connection with the preceding comment, please disclose whether you were in compliance with the covenants related to your credit facility as of your most recent balance sheet date (i.e., September 30, 2011).

Response 18.	The Registration Statement has been revised in response to this comment. See pages 47, 48 and F-15 of Amendment No. 1 disclosing that the Company was in compliance with the covenants of its credit facility as of September 30, 2011, the most recent balance sheet date.

Critical Accounting Policies, page 49

Sales and Promotion Incentives, page 50

Comment 19.	We note your disclosure stating that the recognition of the costs associated with your sales and promotion incentives programs involves judgments related to performance and redemption rates based on your historical experience. Please provide additional detail comparing the accuracy of your past estimates to actual redemption rates on a quantitative basis. For further guidance, refer to Section V of SEC Release 33-8350.

Response 19.	The Registration Statement has been revised in response to this comment. See page 50 of Amendment No. 1. In response to the Staff’s comment, we have provided a description of the Company’s actual redemption rates and a comparison to past estimates in Appendix A, which is provided supplementally. We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained thereon, are non-public and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Business, page 56

Our Supply Chain, page 62

Manufacturing, page 62

Comment 20.	We note your exclusive reliance on contract manufacturers and the various risk factors associated with this reliance. If material, please identify your largest contract manufacturers and disclose what percentage of your products they make and in what product category.

Response 20.	The Registration Statement has been revised in response to this comment to disclose our three largest contract manufacturers and the approximate aggregate amount of our products manufactured by them as a percentage of net sales. See page 63 of Amendment No. 1.

Order Fulfillment, page 63

Comment 21.	We note that a majority of your customer fulfillment requirements are met by an outside contract warehouse, which is owned and operated by a third-party and based in the Chicago, Illinois area. As you note in your risk factors that virtually all of your finished goods inventory is located in one warehouse facility, please discuss the material terms of your agreement with this party.

Response 21.	The Registration Statement has been revised in response to this comment. See page 64 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that the Warehousing of Goods Agreement between the Company and Distribution 2000, Inc., the Company’s contract warehouse, dated September 30, 2011, has been filed with Amendment No. 1 as Exhibit 10.13, for which the Company has requested confidential treatment of certain portions.

Compensation Discussion and Analysis, page 75

Fiscal 2011 Compensation Decisions, page 77

Comment 22.	Please expand to discuss the “accomplishments of each individual during the prior fiscal year” that was taken into account when the compensation committee approved annual increases in base salary for each of your NEOs.

Response 22.	The Registration Statement has been revised in response to this comment. See page 77 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Principal and Selling Stockholders, page 91

Comment 23.	Please disclose whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers.

Response 23.	The Company supplementally advises the Staff that an affiliate of J.P. Morgan Securities LLC, a broker-dealer and one of the underwriters in this offering, is a limited partner in Solera Partners, L.P., the Company’s largest stockholder and a selling stockholder participating in this offering. The Registration Statement has been revised to state this relationship. See pages 92 and 103 of Amendment No. 1. Other than as set forth in the previous sentence, no selling stockholder participating in this offering is a broker-dealer or an affiliate of a broker-dealer.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Sales Recognition and Sales Incentive, page F-10

Comment 24.	We note that you recognize sales net of estimated trade allowances, slotting fees, sales incentives, cash discounts, and returns. Please tell us how you considered the guidance requiring the disclosure of significant amounts recognized related to your incentive programs. Refer to FASB ASC 605-50-50-1.

Response 24.	In response to the Staff’s comment, we have provided a description of how the Company considers the guidance required by FASB 605-50-50-1 in Appendix A, which is provided supplementally. We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained thereon, are non-public and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

Segment Reporting, page F-11

Comment 25.	We note your disclosure stating that you engage in one business activity and have one operating segment. Your disclosure also states that your chief operating decision-maker reviews your operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance. Please compare the information in these reports to the discrete financial information your use to report on an external basis (e.g., specific product line information provided as part of management’s discussion and analysis). With your response, please provide us with a courtesy copy of two recent internal reports used by your chief operating decision maker to make decisions about resources allocation and to evaluate your financial performance. Refer to FASB ASC 280-10-50.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Response 25.	The Company respectfully advises the Staff that it operates as one operating segment with one business activity: the marketing and distribution of natural and organic food products. The Company’s single operating segment is comprised of revenue streams from three product categories: meals; snacks; and dressings, condiments and other. The Company has evaluated the information reviewed by its chief operating decision-maker, or CODM, which consists of board of directors packages that include consolidated month-end financial statements and finds them consistent with its determination that the Company has one operating segment.

In the Company’s review, it noted that the reports reviewed by the CODM present metrics such as gross sales, net sales, cost of goods sold, gross margin and EBITDA on a consolidated basis, without reference to the allocation of such metrics among different products. Additionally, all capital expenditures and selling, general and administrative costs are presented on a consolidated basis in these reports. Although these reports do at times provide revenues by each revenue stream, similar to what is presented in Management’s Discussion and Analysis in the Registration Statement, the Company does not generate additional financial information for these product categories in sufficient detail to allow its CODM to assess performance and make resource allocation decisions on this basis. For example, the Company neither tracks operating expenses by product category, nor allocates operating expenses to these revenue streams.

Following this additional review, the Company confirms its conclusions that: (i) the Company’s CODM evaluates financial performance at a consolidated level; (ii) financial information by product category, other than revenue, is neither available nor reviewed by its CODM to make decisions about resource allocation; and (iii) the Company’s philosophy and practice has been a disciplined approach towards building the business, on a consolidated basis, to enhance the Company’s position in the consumer packaged goods food industry.

In response to the Staff’s comment, we are providing supplemental materials in Appendix A, which is provided supplementally. We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained thereon, are non-public and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Net Income (Loss) Per Share and Unaudited Pro Forma Net Income (Loss) Per Share of Common Stock, page F-12

Comment 26.	We note your disclosure stating that the potential common shares from the convertible preferred stock warrant and convertible preferred stock were excluded from your earnings per share calculations for the periods presented because their inclusion would have had an anti-dilutive effect on earnings per share. This does not appear to be consistent with the disclosure per page F-25 which indicates that the convertible preferred stock warrant was only excluded from the computation of diluted net income per share for the six month period ended September 30, 2011. Please revise. In connection with your response, please explain why the convertible preferred stock warrant had a[n anti-]dilutive effect on your calculation of earnings per share for the six month period ended September 30, 2011.

Response 26.	The Registration Statement has been revised in response to this comment. See page F-12 of Amendment No. 1.

The Company respectfully advises the Staff that the potential common shares from the convertible preferred stock warrant had an anti-dilutive effect on the earnings per share for the six-month period ended September 30, 2011, and, accordingly, such shares were excluded from the calculation of earnings per share for the six-month period ended September 30, 2011. (See page F-12 of Amendment No. 1, Note 2 Net Income (Loss) Per Share and Unaudited Pro Forma Net income (Loss) Per Share of Common Stock in Amendment No. 1). Using the treasury stock method, the Company calculated a weighted average of 34,767 potentially dilutive shares related to the convertible preferred stock warrant as a result of the $21.50 average fair value per share of common stock of the Company during the six months ended September 30, 2011 being greater than the $10.00 per share exercise price of the convertible preferred stock warrant. In performing the dilution test for the potentially dilutive shares from the convertible preferred stock warrant, the Company added the mark-to-market charges of $538,000 (consisting of the $518,000 mark-to-market correction for prior periods through March 31, 2011 (See page F-13 of Amendment No. 1, Note 2, Out-of-Period Adjustment in Amendment No. 1) and the $20,000 mark-to-market adjustment for the six-month period ended September 30, 2011) to the numerator and added the 34,767 potentially dilutive shares related to the convertible preferred stock warrant to the denominator. As a result, when diluted net income per share attributable to common stockholders was recalculated, it increased from $0.20 per share to $0.21 per share, an anti-dilutive effect.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Out-of-Period Adjustment, page F-13

Comment 27.	We note that you corrected a prior period error related to your convertible preferred stock warrant liability during the six month period ended September 30, 2011. It appears that the correction of this error had a material impact on these interim period financial statements. Please tell us how you considered the guidance per SAB Topic 5F regarding the effect of an adjustment on current period operations in determining that your prior period financial statements should not be adjusted. In connection with your response, please provide additional detail supporting management’s assertion that the impact of this error is not expected to be material to your anticipated financial results for the fiscal year ended March 31, 2012.

Response 27.	In response to the Staff’s comment, we have provided the Company’s consideration of SAB Topic 5F regarding the effect of an adjustment on current period operations in determining that prior period financial statements should not be adjusted and additional detail supporting management’s assertion that this error is not expected to be material to the financial results for fiscal year ending March 31, 2012 in Appendix A, which is provided supplementally. We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained thereon, are non-public and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

Note 3 – Balance Sheet Components, page F-13

Accrued Liabilities, page F-14

Comment 28.	We note that you have other accrued liabilities totaling $1.6 million as of September 30, 2011 which represents in excess of 15% of your total liabilities. Please tell us whether any individual items included in this caption exceed five percent of total liabilities requiring separate disclosure. Refer to Rule 5-02(24) of Regulation S-X.

Response 28.	The Company supplementally advises the Staff that, although as of September 30, 2011 accrued liabilities totaled $1.6 million, no individual item included in this caption exceeded five percent of total liabilities.

Note 7 – Commitments and Contingencies, page F-16

Legal Matters, page F-16

Comment 29.	We note the disclosure per page 65 of your filing states that the outcome of various legal proceedings and claims cannot be predicted with certainty, but that management does not believe that the ultimate resolution of these matters will have a material adverse effect on your business, financial condition, results of operations, or cash flows. Please tell us how you considered the guidance per FASB ASC 450-20-25-3 which indicates that the accrual for a loss contingency does not require virtual certainty. In addition, please provide consistent disclosure throughout your filing with regard to your contingent liabilities.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Response 29.	The Registration Statement has been revised in response to this comment. See page 65 of Amendment No. 1, which has been modified to be consistent with the disclosure on page F-17 of Amendment No. 1.

The Company supplementally advises the Staff that when evaluating the accrual of a loss contingency it considers the guidance per FASB ASC 450-20-25-3. The Company further submits to the Staff that it is not aware of any existing condition, situation or set of circumstances, including, without limitation, any legal proceeding or claim, involving uncertainty as to possible loss to it in future that would require it to accrue for a loss contingency under the guidance per FASB ASC 450-20-25-3, and no such condition, situation or set of circumstances existed at the time of the September 30, 2011 financial statements.

Note 8 – Convertible Preferred Stock, page F-17

Conversion, page F-18

Comment 30.	We note that the holders of your convertible preferred stock are entitled to anti-dilution protection in connection with subsequent dilutive issuances of common stock for a purchase price per share less than the conversion price of the convertible preferred stock. Please provide us with a detailed description of this anti-dilution provision.

Response 30.

The Company supplementally advises the Staff that, pursuant to the terms of the Company’s certificate of incorporation currently in effect, all of the shares of convertible preferred stock are entitled to weighted average anti-dilution protection upon the issuance of additional shares of capital stock, subject to customary exceptions. Specifically, in the event the Company issues or is deemed to issue “Additional Shares of Common Stock” (as defined below) for a consideration per share less than the then-effective conversion price of such convertible preferred stock, other than an issuance in connection with stock dividends, distributions or subdivisions, then and in such event, the conversion price shall be reduced, concurrently with such issue or deemed issue or sale in order to increase the number of shares of Common Stock into which the convertible preferred stock is convertible, to a price (calculated to the nearest cent) determined by multiplying the applicable conversion price by a fraction (x) the numerator of which is (1) the number of shares of Common Stock then-outstanding, plus (2) the number of shares of Common Stock which the aggregate consideration received by the Company for such Additional Shares of Common Stock would purchase at the applicable conversion price, and (y) the denominator of which shall be (1) the number of shares of Common Stock then-outstanding plus (2) the number of such Additional Shares of Common Stock so issued, provided that the applicable conversion price shall not be so reduced at such time

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

if the amount of such reduction would be an amount less than $0.01, but any such amount shall be carried forward and that reduction would be made at the time of and together with any subsequent reduction which, together with such amount and any other amounts so carried forward shall aggregate $0.01 or more. The conversion price per share of convertible preferred stock would also be proportionately decreased in the event of stock dividends, distributions and subdivisions and proportionately increased in the event of combinations or consolidation of Common Stock. “Additional Shares of Common Stock” considered dilutive and with respect to which the holders of convertible preferred stock are entitled to anti-dilution protection are those shares of Common Stock issued or deemed to be issued, other than Common Stock issuable upon conversion of such convertible preferred stock, Common Stock issued to officers, directors or employees of, or consultants or vendors to, the Company pursuant to a stock purchase or option plan or other employee stock incentive program approved by the Company’s Board of Directors, and capital stock issuable upon exercise of warrants or options outstanding as of the date the Company’s certificate of incorporation was last amended. Such issuances include the deemed issuance of Additional Shares of Common Stock through the issuance of options to purchase Common Stock and securities convertible into shares of Common Stock.

Note 9 – Convertible Preferred Stock Warrant, page F-19

Comment 31.	It appears that you have classified the outstanding warrants to purchase shares of your Series A 2005 Convertible Preferred Stock as a liability because 1) the warrant may be redeemed in certain circumstances and 2) the warrant provides anti-dilution protection. Please provide us with a description of the provisions of the warrant agreement that require liability classification along with your analysis of the relevant authoritative accounting literature.

Response 31.	The Registration Statement has been revised in response to this comment to disclose that the outstanding warrant may obligate the Company to transfer assets in the future in connection with certain events, such as a change of control. See page F-10 of Amendment No. 1.

The Company supplementally advises the Staff that in determining to treat the outstanding warrant to purchase shares of the Company’s Series A 2005 Convertible Preferred Stock as a liability, it considered ASC 480-10-55-3, ASC 480-10-25-9, EITF 07-05 and guidance applicable thereto.

ASC 480-10-55-3 states: “A warrant for putable shares conditionally obligates the issuer to ultimately transfer assets - the obligation is conditioned on the warrants being exercised and the shares obtained by the warrants being put back to the issuer for cash or other assets. Similarly, a warrant for mandatorily redeemable shares also conditionally obligates the issuer to ultimately transfer assets - the

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

obligation is conditioned only on the warrants being exercised because the shares will be redeemed. Thus, the warrants for both putable and mandatorily redeemable shares are analyzed in the same way and are liabilities under paragraphs 480-10-25-8 through 25-12, even though the number of conditions leading up to the possible transfer of assets differs for those warrants. The warrants are liabilities even if the share repurchase feature is conditional on a defined contingency.”

The Company’s Series A 2005 Convertible Preferred Stock is contingently redeemable, in the event of a “deemed liquidation event” (including sale of substantially all the assets or a change in control), the holders of shares of Series A 2005 Convertible Preferred Stock would be able to elect to receive their initial purchase price, plus an 8% annual preferential return. ASC 480-10-25-9 defines conditional as, “instruments that either conditionally or unconditionally obligate the issuer to transfer assets. If the obligation is conditional, the number of conditions leading up to the transfer of assets is irrelevant.” Thus, the mezzanine equity underlying the outstanding warrant is conditionally redeemable, which makes such outstanding warrant a liability in accordance with ASC 480.

In addition, because the shares of Series A 2005 Convertible Preferred Stock carry “down round” anti-dilution protection, under EITF 07-05 (effective for fiscal years beginning after 12/15/08, or FY2010 for the Company), the outstanding warrant would be marked to market as a liability. Therefore, the Company determined that the outstanding warrant is a freestanding instrument that should be classified as a liability and be marked to fair value each period until exercised or converted to a warrant to purchase shares of common stock in connection with the consummation of a qualifying initial public offering.

Note 13 – Income Taxes, page F-24

Comment 32.	We note that you have classified $1.1 million of deferred tax assets as of March 31, 2011 as “Other, net.” Please provide additional detail regarding the material components of this balance. Refer to FASB ASC 740-10-50-5.

Response 32.	The Company respectfully advises the Staff that none of the individual components equals or exceeds 5% of total assets. In response to the Staff’s comment, we have provided additional detail regarding the components of this balance in Appendix A, which is provided supplementally. We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained thereon, are non-public and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

Comment 33.	We note that a reduction to your deferred tax valuation allowance of $11.3 million was recorded during the fiscal year ended March 31, 2011 in connection with management’s determination that it is more likely than not that your deferred tax assets will be realized. Please provide us with a detailed discussion of the positive and negative evidence considered by management in reaching the conclusion that this valuation allowance was no longer necessary. Your response should include an explanation of the timing of the reversal of this valuation allowance. Refer to FASB ASC 740-10-30.

Response 33.	In response to the Staff’s comment, we have provided a detailed discussion of the positive and negative evidence considered by management in reaching the conclusion that this valuation allowance was no longer necessary in Appendix A, which is provided supplementally. We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained thereon, are non-public and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

* * * * *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding the matters addressed in this letter or the attached Registration Statement may be directed to the undersigned by telephone at (617) 951-9211 or by facsimile at (617) 261-3175.

Respectfully submitted,

/s/ Stephen L. Palmer Stephen L. Palmer

(Attachments)

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2012

cc: w/enclosures:

Caroline Kim, Division of Corporation Finance, U.S. Securities and Exchange Commission

Ethan Horowitz, Branch Chief, Office of Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission

Andri Boerman, Office of Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission

John Foraker, Chief Executive Officer, Annie’s, Inc.

Kelly Kennedy, Chief Financial Officer, Annie’s, Inc.